SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

6-K Items

1.	Press Release dated March 9, 2022, re TAT Technologies Ltd. Reports Full Year 2021 Results.

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Full Year 2021 Results

GEDERA, Israel, March 9, 2022 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“TAT” or the “Company”), a leading provider of products and services to the commercial and military aerospace and ground defense industries, reported today its audited results for the twelve months ended December 31, 2021.

Key Financial Highlights:

•	Total revenues for the twelve months ended December 31, 2021, were $78 million compared to $75.3 million for the twelve months ended December 31, 2020, an increase of 3.6%.

•
Gross profit for the twelve months ended December 31, 2021, were $11.3 million (14.5% of revenues) compared to $8.4 million (11.2% of revenues) for the twelve months ended December 31, 2020, an increase of 35%. The Gross margin for 2021 without a onetime impact of the restructuring plan was $12.5 million (16% out of revenues). The improvement in gross margin is mainly attribute to government grants that the company received during the year and to cost cutting measures that were taken during the year.

•	Adjusted EBITDA for the twelve months ended December 31, 2021, was $3.3 million compared to $1.1 million for the twelve months ended December 31, 2020. An improvement of 296%.

•
GAAP net loss from continued operations for the twelve months ended December 31, 2021, was $4 million ($2.2 million without a onetime impact of our restructuring plan) compared to GAAP net loss from continued operations of $3.5 million for the twelve months ended December 31, 2020. A decrease of 62% in net loss from continued operations without a onetime impact of our restructuring plan.

•
Cash net of debt for December 31, 2021, was $0.5 million compared to $16.2 million for December 31, 2020. During the years 2020 and 2021, the Company made significant capital investments related to the three large strategic agreements with Honeywell and the restructuring plan.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, "2021 was a unique and challenging year for the aerospace industry and for TAT. While volumes and prospects improved during 2021, volatility and uncertainty continued to be part of our business environment". Mr. Zamir continues:  " during 2021 we closed additional two strategic deals with Honeywell for the MRO and lease activity of APU331-500 (which are mainly used in the Boeing 777 fleet) and APU131 (which are mainly used in the Boeing 737 and the Airbus 320 fleets). We are already benefiting from the fruit of the lease activity, and we are building the production infrastructure to be able to provide MRO services for these APUs during 2022. We believe that these deals will consist of a major growth factor for TAT as the aerospace industry will shape up. In parallel we are in the final phase of closing a production facility in Israel reducing our operational foot print to three major facilities with significant cost savings. We continue to ramp up our Heat Exchange capabilities in our Limco facility in Tulsa Oklahoma. We are expecting to see the impact of these strategic transaction in our financial results starting from the second half of 2022".

Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with GAAP, the Company also presents a Non-GAAP presentation of Net Income and Adjusted EBITDA. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance.  Non-GAAP Net Income excludes changes, income or losses, as applicable, related to one or more of the following: (1) share-based compensation expenses and/or (2) certain tax impact and/or (3) acquisition related expenses and/or (4) share in results of equity investment of affiliated companies. Adjusted EBITDA is calculated as net income before the Company's share in results and sale of equity investment of affiliated companies, share-based compensation, taxes on income, financial (expenses) income, net, depreciation and amortization, inventory impairment from exit and dismissal activity and customers relationship write off. Non-GAAP Net Income and Adjusted EBITDA, however, should not be considered as alternatives to net income and operating income for the period and may not be indicative of the historic operating results of the Company; nor they are meant to be predictive of potential future results.  Non-GAAP Net Income and Adjusted EBITDA are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliation of GAAP Net Income to Non-GAAP Net Income and Adjusted EBITDA in page 11.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under four segments: (i) Original equipment manufacturing (“OEM”) of heat transfer solutions and aviation accessories through its Gedera facility; (ii) MRO services for heat transfer components and OEM of heat transfer solutions through its Limco subsidiary; (iii) MRO services for aviation components through its Piedmont subsidiary; and (iv) Overhaul and coating of jet engine components through its Turbochrome subsidiary. TAT controlling shareholders is the FIMI Private Equity Fund.

TAT’s activities in the area of OEM of heat transfer solutions and aviation accessories primarily include the design, development and manufacture of (i) broad range of heat transfer solutions, such as pre-coolers heat exchangers and oil/fuel hydraulic heat exchangers, used in mechanical and electronic systems on board commercial, military and business aircraft; (ii) environmental control and power electronics cooling systems installed on board aircraft in and ground applications; and (iii) a variety of other mechanical aircraft accessories and systems such as pumps, valves, and turbine power units.

TAT’s activities in MRO Services for heat transfer components and OEM of heat transfer solutions primarily include the MRO of heat transfer components and to a lesser extent, the manufacturing of certain heat transfer solutions. TAT’s Limco subsidiary operates an FAA-certified repair station, which provides heat transfer MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in MRO services for aviation components include the MRO of APUs, landing gears and other aircraft components. TAT’s Piedmont subsidiary operates an FAA-certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of overhaul and coating of jet engine components includes the overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,872	$24,128
Accounts receivable, net of allowance for credit losses of $389 and $306 thousands as of December 31, 2021 and December 31, 2020 respectively	13,887	11,355
Inventory, net	41,003	41,223
Other current assets and prepaid expenses	4,219	2,737

Total current assets	71,981	79,443

NON-CURRENT ASSETS:
Restricted deposit	343	176
Investment in affiliates	695	771
Funds in respect of employee rights upon retirement	1,157	1,186
Deferred income taxes	1,252	566
Property, plant and equipment, net	30,462	25,737
Operating lease right of use assets	3,114	6,767
Intangible assets, net	1,829	1,475
Total non-current assets	38,852	36,678

Total assets	$110,833	$116,121

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	December 31,
	2021	2020

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$691	$1,477
Credit line from bank	6,008	3,000
Accounts payable	9,093	12,222
Accrued expenses	6,959	6,691
Operating lease liabilities	1,169	1,614
Provision for restructuring plan	657	-
Liabilities belong to discontinued operation	-	179
Total current liabilities	24,577	25,183

NON-CURRENT LIABILITIES:
Long-term loans	5,979	3,489
Liability in respect of employee rights upon retirement	1,504	1,410
Operating lease liabilities	1,989	5,758

Total non-current liabilities	9,472	10,657

COMMITMENTS AND CONTINGENCIES LIABILITIES (NOTE 15)

Total liabilities	34,049	35,840

EQUITY:
Ordinary shares of NIS 0.9 par value: Authorized: 13,000,000 shares at December 31, 2021 and at December 31, 2020; Issued: 9,149,169 shares at December 31, 2021 and at December 31, 2020; Outstanding: 8,874,696 shares at December 31, 2021 and at December 31, 2020	2,809	2,809
Additional paid-in capital	65,871	65,711
Treasury shares, at cost, 274,473 shares at December 31, 2021 and 2020	(2,088)	(2,088)
Accumulated other comprehensive income	33	128
Retained earnings	10,159	13,721
Total shareholders' equity	76,784	80,281

Total liabilities and shareholders' equity	$110,833	$116,121

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share and per share data)

	Year ended December 31,
	2021	2020	2019

Revenue:
Products	$25,870	$22,739	$25,019
Services	52,103	52,620	72,460
	77,973	75,359	97,479

Cost of revenue:
Products	23,761	20,751	21,557
Services	42,942	46,173	60,622
	66,703	66,924	82,179

Gross profit	11,270	8,435	15,300

Operating expenses:
Research and development, net	517	185	113
Selling and marketing	5,147	4,369	4,929
General and administrative	8,354	7,612	7,654
Other (income) expenses	(468)	315	-
Restructuring expenses, net	1,755	-	-

	15,305	12,481	12,696

Operating income (loss)	(4,035)	(4,046)	2,604

Financial expenses	(683)	(999)	(1,270)
Financial income	143	229	848

Income (loss) before taxes on income (tax benefit)	(4,575)	(4,816)	2,182

Taxes on income (tax benefit)	(662)	(1,517)	589

Income (loss) before share of equity investment	(3,913)	(3,299)	1,593

Share in results of equity investment of affiliated companies	(76)	(185)	(132)

Net income (loss) from continued operation	$(3,989)	$(3,484)	$1,461

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year ended December 31,
	2021	2020	2019
Net income (loss) from discontinued operation	$427	$(1,845)	$(655)
Net income (loss)	$(3,562)	$(5,329)	$806

Net income (loss) per share basic and diluted from continued operation	$(0.45)	$(0.39)	$0.17
Net income (loss) per share basic and diluted from discontinued operation	$0.05	$(0.21)	$(0.07)
Net income (loss) per share basic and diluted	$(0.4)	$(0.6)	$0.1

Weighted average number of shares outstanding:
Basic and diluted	8,874,696	8,874,696	8,874,696

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year ended December 31,
	2021	2020	2019
Net income (loss)	$(3,562)	$(5,329)	$806
Other comprehensive income (loss), net
Net unrealized gains (losses) from derivatives	(76)	232	372
Reclassification adjustments for gains from derivatives included in net income	(19)	(130)	(140)
Total other comprehensive income (loss)	$(95)	$102	$232
Total comprehensive income (loss)	$(3,657)	$(5,227)	$1,038

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands, except share data)

	Ordinary shares			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2018	9,122,501	$2,809	$65,535	$(206)	$(2,088)	$18,244	$84,294
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019:
Comprehensive income	-	-	-	232	-	806	1,038
Share based compensation	-	-	38	-	-	-	38
BALANCE AT DECEMBER 31, 2019	9,149,169	$2,809	$65,573	$26	$(2,088)	$19,050	$85,370
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020:
Comprehensive income (loss)	-	-	-	102	-	(5,329)	(5,227)
Share based compensation	-	-	138	-	-	-	138
BALANCE AT DECEMBER 31, 2020	9,149,169	$2,809	$65,711	$128	$(2,088)	13,721	$80,281
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021:
Comprehensive loss	-	-	-	(95)	-	(3,562)	(3,657)
Share based compensation	-	-	160	-	-	-	160
BALANCE AT DECEMBER 31, 2021	9,149,169	$2,809	$65,871	$33	$(2,088)	10,159	$76,784

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from continued operations	$(3,989)	$(3,484)	$1,461

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,881	4,065	4,292
Gain from change in fair value of derivatives	(19)	(34)	(311)
Non cash finance expense	(73)	566	354
Lease modification	(1,315)	-	-
Provision for restructuring expenses	657	-	-
Change in provision for doubtful accounts	248	(8)	38
Share in results of affiliated companies	76	185	132
Share based compensation	160	138	38
Liability in respect of employee rights upon retirement	94	(341)	(897)
Impairment of intangible assets	-	298	-
Impairment of fixed assets	1,820	-	-
Capital gain from sale of fixed assets	(468)	-	-
Deferred income taxes, net	(686)	(1,438)	(450)
Government loan forgiveness	(1,442)	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	(2,934)	9,472	(2,037)
Decrease (increase) in other current assets and prepaid expenses	(959)	310	2,500
Decrease (increase) in inventory	(681)	1,868	(5,740)
Increase (decrease) in trade accounts payable	2,571	(5,336)	3,349
Increase (decrease) in accrued expenses	(218)	(252)	982
Increase (decrease) in other long-term liabilities	8	(62)	(118)
Net cash provided by (used in) operating activities from continued operation	$(2,269)	$5,947	$3,593

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in affiliated company	-	-	(10)
Proceeds from sale of property and equipment	1,163	-	-
Purchase of property and equipment	(16,247)	(3,894)	(3,269)
Purchase of intangible assets	(555)	(1,513)	-
Net cash used in continued investing activities	$(15,639)	$(5,407)	$(3,279)

*Reclassified due to discontinued operation

The accompanying notes are an integral part of the consolidated financial statements.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2021	2020	2019
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term credit received from banks	3,000	3,960	-
Proceeds from long-term loans received	3,042	3,692
Net cash provided by continued financing activities	$6,042	$7,652	-

CASH FLOWS FROM DISCONTINUED ACTIVITIES:
Net income (loss) from discontinued operation	427	(1,845)	(655)
Net cash provided by operating activities	350	1,998	484
Net cash used in investing activities	-	-	(134)
Net cash provided by (used in) discontinued activities	$777	$153	$(305)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(11,089)	8,345	9
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	24,304	15,959	15,950
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	13,215	24,304	15,959

SUPPLEMENTARY INFORMATION ON INVESTING ACTIVITIES NOT INVOLVING CASH FLOW:
Purchase of property, plant and equipment on credit	$199	$6,575	$942
Additions of operating lease right-of-use assets and operating lease liabilities	$399	$1,756	$648
Classification inventory to fixed assets	$829	-	-

Supplemental disclosure of cash flow information:
Interest paid	$(251)	$(3)	$(28)
Income taxes received (paid), net	$-	$(3)	$673

*Reclassified due to discontinued operation.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)
(In thousands)

	December 31,	December 31,
	2021	2020
	(audited)	(audited)
Net income (loss)	$(3,562)	$(5,329)
Adjustments:
Share in results of equity investment of affiliated companies	76	185
Taxes on income (tax benefit)	(662)	(1,517)
Financial expenses, net	540	770
Exit and disposal activity	-	765
Depreciation and amortization	5,420	4,259
Net loss (income) from discontinued operation	(427)	1,845
Share base compensation	160	138
Restructuring expenses	1,755	-

Adjusted EBITDA	3,300	1,116

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies Ltd., please visit our web-site:
www.tat-technologies.com

Contact:
Mr. Ehud Ben-Yair
Chief Financial Officer
Tel: 972-8-862-8503
ehudb@tat-technologies.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Ehud Ben-Yair Ehud Ben-Yair Chief Financial Officer

Date: March 9, 2022